UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55428

Steadfast Apartment REIT, Inc.

(IRSTAR Sub, LLC, as successor by merger to Steadfast Apartment REIT, Inc.)

(Exact name of registrant as specified in its charter)

c/o Independence Realty Trust, Inc.

1835 Market Street, Suite 2601

Philadelphia, Pennsylvania 19103

(267) 270-4800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.*

*On December 16, 2021, pursuant to the Agreement and Plan of Merger, dated as of July 26, 2021 by and among Independence Realty Trust, Inc., a Maryland corporation (“IRT”), Independence Realty Operating Partnership, LP, a Delaware limited partnership, IRSTAR Sub, LLC, a Maryland limited liability company and direct wholly owned Subsidiary of IRT (“Merger Sub”), Steadfast Apartment REIT, Inc., a Maryland corporation (the “Company”), and Steadfast Apartment REIT Operating Partnership, L.P., a Delaware limited partnership, the Company merged with and into Merger Sub, with the Merger Sub surviving the Merger as a wholly owned subsidiary of IRT, at which time the separate corporate existence of the Company ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Merger Sub, as successor in interest by merger to the Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

IRSTAR SUB, LLC
(as successor by merger to Steadfast Apartment REIT, Inc.)

	By:	INDEPENDENCE REALTY TRUST, INC., a Maryland corporation, its sole member

Date: December 16, 2021	By:	/s/ James J. Sebra
		Name:	James J. Sebra
		Title:	Chief Financial Officer & Treasurer